SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Australian Government supports Prana’s drug, PBT-2, with AU $1.35 million Start Grant

February 18, 2004-- Melbourne Australia: Drug development company, Prana Biotechnology Ltd (NASDAQ: PRAN, ASX: PBT) has been awarded a second R&D Start grant of AU$1.35m to take its second generation drug candidate for Alzheimer’s Disease, PBT-2, through safety testing and Phase I clinical trials.

The competitive R&D Start grants, which are subject to close peer scrutiny, are made through the Australian Government’s business unit, AusIndustry, and the Industry Research and Development Board.

Prana will use the grant to fund ongoing formal toxicology testing program and early human trials of its promising new compound, PBT-2, for the treatment of Alzheimer’s Disease. Phase I clinical trials are scheduled to begin in late 2004.

Geoffrey Kempler, Executive Chairman of Prana Biotechnology said, “Alzheimer’s Disease is a terminal, malignant disorder with no cure. Not only does Alzheimer’s undermine the quality of life of patients and their families but it is also a substantial burden on our health system. This funding will enable Prana to accelerate the development of PBT-2 as a much-needed treatment for patients with this terrible disease.”

“This is our second R&D Start grant. The first contributed to the design and synthesis of more than 200 new compounds, of which PBT-2 showed the most promise as a lead. Our first generation compounds provided us with initial clinical proof of concept and all findings with PBT-2 to date indicate that it has more desirable properties,” Mr. Kempler said.

Prana’s pipeline of compounds targets neurodegenerative conditions in which metals bind to proteins. This binding leads to changes in structure of proteins, interfering with their function. In the case of Alzheimer’s Disease, much of the damage is associated with aberrant build-up of the protein, amyloid beta.

Prana’s compounds, called MPACs (metal protein attenuating compounds), bind specific metals such as copper, zinc and iron to decrease the interaction of these metals with proteins. Prana has shown with similar compounds to PBT-2 that MPACs have beneficial effects on amyloid beta formation, both in animal models of disease and in humans.

Prana’s progress in developing its pipeline received a boost late last year with the publication in the specialist journal Archives of Neurology of positive findings from the initial clinical trial of the company’s first generation MPAC for the treatment of mild to moderate Alzheimer’s Disease.

About Alzheimer’s Disease

Alzheimer’s Disease (AD) is the most common form of dementia, a brain disorder that seriously affects a person’s ability to carry out daily activities, among older people. AD involves the parts of the brain that control thought, memory, and language.

It is a malignant disease which, like malignant tumours, becomes progressively worse and results in death. Alzheimer’s usually begins after age 60 and risk goes up with age. It is uncommon for younger people to get AD. About 5 percent of men and women ages 65 to 74 have AD, and nearly half of those age 85 and older may have the disease. It is important to note, however, that AD is not a normal part of aging.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer’s Disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000. Prana’s technology was discovered by researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital at Harvard Medical School.

For further information, please visit our web site at www.pranabio.com

For more information contact:

Company	Media

Geoffrey Kempler	Ivette Almeida

Prana Biotechnology Limited +61 (3) 9690 7892	The Anne McBride Company, Inc. (212) 983-1702, ext 209

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date: February 24, 2004